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                                             File No. 70-8675


               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                         AMENDMENT NO. 3

                               TO

                            FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM
                    NEW ENGLAND POWER COMPANY
                 MASSACHUSETTS ELECTRIC COMPANY
                        25 Research Drive
                Westborough, Massachusetts 01582

           (Name of company filing this statement and address of principal executive office)




                   NEW ENGLAND ELECTRIC SYSTEM

  (Name of top registered holding company parent of applicant)




Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

              (Names and addresses of agents for service)
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     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of the 1935, File No. 70-8675 amended by Amendment No. 1 dated November 9, 1995, and Amendment No. 2 dated December 26, 1995, is hereby further amended by this Amendment No. 3.


By supplying the following exhibit under Item 6. Exhibits and Financial Statements


(a)  Exhibits

     F-1    Opinion of Counsel

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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Amendment No. 3 to Form U-1 Application/Declaration
(Commission's File No. 70-8675) to be signed on their behalf by the undersigned officers thereunto duly authorized.


                                   NEW ENGLAND ELECTRIC SYSTEM

                                      s/Frederic E. Greenman

                                   By:___________________________
                                      Frederic E. Greenman
                                      Sr. Vice President


                                   MASSACHUSETTS ELECTRIC COMPANY

                                      s/Howard W. McDowell

                                   By:___________________________
                                      Howard W. McDowell
                                      Assistant Treasurer


                                   NEW ENGLAND POWER COMPANY

                                      s/John G. Cochrane

                                   By:  _________________________
                                        John G. Cochrane
                                        Assistant Treasurer


Date:  December 28, 1995




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.